March 6, 2014

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Pinnacle Foods Inc. has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the fiscal year ended December 29, 2013, which was filed with the Securities and Exchange Commission on March 6, 2013.

Respectfully submitted,

Pinnacle Foods Inc.

/s/ Craig Steeneck
Name: Craig Steeneck
Title: Executive Vice President & Chief Financial Officer